

February 3, 2009

Mr. Hirokazu Nara
Managing Director, Kubota Corporation
2-47 Shikitsuhigashi 1-Chome
Naniwa-Ku
Osaka, Japan 556-8601

Re: **Kubota Corporation**
            Form 20-F for the year ended March 31, 2008
            File No. 1-07294

Dear Mr. Nara:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

Other Income (Expenses), page 18

1. We note that foreign exchange loss represented a significant portion of your 'other expenses.' Please enhance your disclosures in future filings to thoroughly explain the reasons for this significant expense. Please address the types of transactions and currencies which resulted in these losses.

Consolidated Statement of Income, page F-8

2. Please confirm whether you include depreciation in Cost of Goods Sold. If you do not, please ensure you follow the reporting requirements of SAB Topic 11:B in future filings.

Notes to the Consolidated Financial Statements

4. Other Investments, page F-17

3. We note that you have recorded other-than-temporary valuation losses on investments in each of the years presented. With regard to these investments, please enhance your future disclosures to clearly explain how you have determined that any remaining carrying value is recoverable. In this regard, for those investments which impairments are not other-than-temporary please include a narrative which allows the reader to understand the quantitative disclosures and the information which you considered in reaching your conclusion that the impairments are not other-than-temporary. Please refer to paragraph 17b of FASB Staff Position Nos. FAS 115-1 and FAS 124-1: The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.

7. Short-Term Borrowings and Long-Term Debt, page F-19

4. Tell us and disclose in future filings whether there are any restrictive covenants related to your borrowings. If you are under such covenants, please indicate whether you are in compliance with those covenants at the end of the reporting period. Additionally, if there are restrictive covenants and they are material to an understanding of your overall liquidity, please revise future filings to provide quantified disclosures regarding current compliance with your most restrictive debt covenants and any related trends in such compliance.

17. Commitments and contingencies – Legal Proceedings, page F-32

5. We note that Asbestos-related lawsuits have been filed against you since May 2007. With regard to these lawsuits please tell us and enhance your disclosures to comply with SAB 5:Y. As such, please include the following:

    *   If applicable, the nature and terms of cost-sharing arrangements with other potentially responsible parties;
    *   If available, the time frame over which the accrued or presently unrecognized amount may be paid out;
    *   The material components of the accruals and significant assumptions of the underlying estimates;
    *   The total claims pending at each balance sheet date;
    *   The number of claims filed for each period presented;
    *   The number of claims dismissed, settled, and otherwise resolved;
    *   The average cost per settled claim;
    *   The total damages alleged at each balance sheet date;
    *   The aggregate settlement costs to date, and;
    *   The aggregate costs of administering and litigating the claims.

6. Please address the underlying reasons for the fluctuations in your asbestos related expenses for the years presented.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief